Exhibit 99.16

Subject: Announcement Tonight

Hello Alder consultants and temporaries,

Tonight we announced that Alder has entered into an agreement to be acquired by Lundbeck, upon closing, joining a global leader in neuroscience research and the development and commercialization of innovative therapies in neurology. You can read the press release that was issued here [https://investor.alderbio.com/news-releases/news-release-details/lundbeck-acquire-alder-biopharmaceuticals-company-committed].

We realize that you will have many questions about how this will impact your involvement with Alder. Please expect more communication from your Alder leaders in the coming days. For now, it is business as usual, and you should remain focused on your responsibilities as we continue preparing for eptinezumab’s U.S. launch and other important Alder milestones.

Regards,

Erin